Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 5 August 2024

WOODSIDE TO ACQUIRE OCI’S CLEAN AMMONIA PROJECT

•	World’s first ammonia plant paired with auto thermal reforming with 95%+ CO2 capture

•	Provides early-mover advantage in growing lower carbon ammonia market[1]

•	Exceeds capital allocation target of 10% internal rate of return[2]

•	Free cash flow accretive from 2026 and earnings per share accretive from 2027

•	Capacity to abate 3.2 Mtpa CO2-e at full development; over 60% of Woodside’s Scope 3 abatement target[3]

Woodside has entered into a binding agreement to acquire 100% of OCI Clean Ammonia Holding B.V., and its lower carbon ammonia project in Beaumont, Texas (Project) for an all-cash consideration of approximately $2,350 million. The Project is under construction and targets production of first ammonia from 2025 and lower carbon ammonia from 2026. The consideration is inclusive of capital expenditure through completion of the first phase (Phase 1).

Woodside CEO Meg O’Neill said the acquisition supports Woodside’s strategy to thrive through the energy transition.

“This transaction positions Woodside in the growing lower carbon ammonia market. The potential applications for lower carbon ammonia are in power generation, marine fuels and as an industrial feedstock, as it displaces higher-emitting fuels.

“Global ammonia demand is forecast to double by 2050, with lower carbon ammonia making up nearly two-thirds of total demand.4

“This Project exceeds our capital allocation framework targets for new energy projects. Both phases are expected to achieve an internal rate of return above 10 percent and payback of less than 10 years.

“This acquisition is a material step towards delivering our Scope 3 investment and abatement targets. Phase 1 has the capacity to abate 1.6 Mtpa of CO2-e and with the addition of Phase 2 the Project has the capacity to abate 3.2 Mtpa CO2-e, or over 60 percent of our Scope 3 abatement target.”

[1]	See disclaimer for information on “lower carbon ammonia”.
[2]	Refer to “Returns” section for assumptions.
[3]

Phase 1 emissions abatement capacity of 1.6 Mtpa CO2-e conditional on supply of carbon abated hydrogen and ExxonMobil’s CCS facility becoming operational. Woodside will market ammonia volumes into the global ammonia market, which in 2023 represented ~200 Mtpa. Phase 2 subject to FID. Woodside has made the assumption to estimate avoided emissions through displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case.

[4]	Source: Wood Mackenzie Global Ammonia Strategic Planning Outlook 2024, published 31 May 2024.

OCI Clean Ammonia Project

The Project is located on the US Gulf Coast (Beaumont, Texas) and can serve customers domestically and internationally. Phase 1 has a design capacity of 1.1 Mtpa and is under construction. First ammonia production, derived from natural gas, is targeted for 2025. Lower carbon ammonia production, derived from natural gas paired with carbon sequestration, is targeted for 2026 following commencement of CCS operations.5

Agreements for the feedstock and CCS capacity are in place. The nitrogen and lower carbon hydrogen feedstock will be sourced primarily from Linde. The Linde feedstock facility is currently under construction, targeting completion in early 2026. Ahead of completion, early supply of feedstock for the Project will come from multiple suppliers, including Linde, from available capacity in the Gulf Coast.

The CCS services will be provided to Linde by ExxonMobil and are expected to be available in 2026.

The Project will target conventional ammonia customers at start-up and will target lower carbon ammonia customers in Europe and Asia when CCS is operational.

The facility is designed to accommodate a second 1.1 Mtpa production train (Phase 2). Phase 2 remains pre-final investment decision (FID). Woodside will target FID-readiness for Phase 2 in 2026 with an expected gross capital expenditure range of $1.2 - 1.4 billion.

The Project’s competitive advantages include:

•

World’s first ammonia plant paired with auto thermal reforming with 95%+ CO2 capture. This results in an emissions intensity of 0.8 tCO2-e/t NH3 relative to an unabated ammonia emissions intensity of 2.3 tCO2-e/t NH3;[6]

•	Early-mover advantage in the growing lower carbon ammonia market;

•	Utilises proven ammonia synthesis design incorporating learnings from OCI’s other operational sites;

•	Advantaged location on the US Gulf Coast with access to multiple sources of feedstock and a deepwater port for international export;

•	Capital efficient business model leveraging third-party feedstocks for hydrogen paired with CCS, and nitrogen;

•	Gross equity Scope 1 and 2 emissions of less than 0.1 Mtpa CO2-e, with potential to further lower emissions with renewable power;

•	Advantaged transaction terms that reduce project cost and schedule risk; and

•	Scalability for a second train in Phase 2, with economics that benefit from common infrastructure installed during Phase 1.

Returns

Phase 1 is expected to exceed Woodside’s capital allocation target of a 10% internal rate of return (IRR) for new energy projects, including acquisition and construction costs. It is also expected to achieve payback in less than 10 years. Phase 2 is expected to achieve improved returns leveraging common infrastructure.

The Project returns benefit from:

•	Lower cost—the Project was an early mover and secured attractive feedstock supply and CCS services;

[5]	The supply of carbon abated hydrogen is dependent on ExxonMobil’s CCS facility becoming operational.
[6]	EU proposed standards calculation method for carbon intensity.

•	High-confidence project cost—advantaged transaction terms reduce the project cost and schedule risk;

•	Property tax abatements—the Project has secured local tax abatement agreements;

•	Regulatory incentives—the Project is positioned to deliver to markets in Europe and Asia which are incentivised to source lower carbon ammonia; and

•	Scalability—a future Phase 2 development that benefits from common infrastructure installed in Phase 1.

Forecast IRR and payback period are a look forward from July 2024 and assume Woodside equity of 100% and include the acquisition price. Lower carbon ammonia price assumes an uplift to Woodside’s internal unabated ammonia cost assumption. In 2025 the uplift is $0/t increasing to ~$120/t in 2034 (real terms 2024) aligned with the phase-in of the EU carbon border adjustment mechanism (CBAM). Payback period is calculated from undiscounted cash flows from ready for start up (RFSU).

Ammonia market

Lower carbon ammonia demand is forecast to grow through the energy transition. The current ammonia market is nearly 200 Mtpa, of which approximately 80% is used for fertiliser applications with the remainder used for various industrial applications. Lower carbon ammonia demand will be driven by the decarbonisation of traditional end-use sectors and emerging applications in marine fuels, power generation and as a hydrogen carrier.7

Europe and Asia are forecast to be the largest demand centres for lower carbon hydrogen and ammonia driven by supportive policies. The EU CBAM imposes a levy on imports of carbon intensive goods based on carbon intensity. This results in a carbon tax saving for lower carbon ammonia relative to unabated ammonia. In Japan and South Korea, demand is expected to be driven by supportive ‘contract for difference’ subsidy schemes, which aim to cover the difference between the prices of lower carbon fuels and conventional fossil fuels. The Project’s designed carbon intensity is expected to qualify for these schemes.

Transaction details

Under the transaction, Woodside will acquire 100% of the equity of OCI Clean Ammonia Holding B.V., which indirectly wholly owns the Project, from OCI N.V. (together with its affiliates: “OCI”).

The Project is subject to cost, schedule and performance guarantees from OCI. This means that OCI will manage the construction of the Project through provisional acceptance, will fund Project costs through Project completion and has agreed to liquidated damages for certain delays, reducing cost and schedule risk.

The transaction includes the transfer of experienced personnel with start-up, operational, maintenance and technical capabilities for the operation of the asset.

The transaction is targeted to complete in the second half of the 2024 and is subject to OCI N.V.’s shareholder vote and satisfaction of customary conditions precedent.

About Woodside

Woodside is a global energy company, providing reliable and affordable energy to help people lead better lives. Woodside led the development of the LNG industry in Australia. With a focused portfolio, Woodside is recognised for its world-class capabilities as an integrated upstream supplier of energy. Woodside’s proven track record and distinctive capabilities are underpinned by 70 years of experience.

[7]	Source: Wood Mackenzie Global Ammonia Strategic Planning Outlook 2024, published 31 May 2024.

About OCI N.V.

OCI N.V. operates as a producer and distributor of natural gas-based fertilisers and industrial chemicals. OCI N.V. produces nitrogen fertilisers, methanol, and other natural gas based chemical products, serving agricultural and industrial clients globally.

Teleconference

A conference call providing an overview of the transaction with a question and answer session will be hosted by Woodside CEO and Managing Director Meg O’Neill on Monday, 5 August 2024 at 17:30 AEST/15:30 AWST/02:30 CDT.

We recommend participants pre-register five to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-ic-2024/ to listen to a live stream of the question and answer session

•

https://s1.c-conf.com/diamondpass/10041112-hfg789.html to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

An investor presentation follows this announcement and will be referred to during the conference call. It will also be made available on the Woodside website (www.woodside.com) and has today been submitted to the FCA National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the transcript of the conference call will also be submitted to the National Storage Mechanism and will be available for inspection at the web address set out above following the conclusion of the conference call.

Contacts:
INVESTORS	MEDIA
Marcela Louzada	Christine Forster (Australia)
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com
Rob Young (United States) M: +1 281 790 2805 E: robert.young@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Definitions

Woodside uses “lower carbon” to describe the characteristic of having lower levels of associated potential greenhouse gas (GHG) emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity.

Announcement contains inside information

This announcement contains inside information. Marcela Louzada, Vice President Investor Relations, is responsible for release of this announcement.

No offer or solicitation

This announcement is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding Woodside’s proposed acquisition of OCI Clean Ammonia Holding B.V., the development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, investment expenditure, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets and Scope 3 investment and abatement targets. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘pathway’, ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective beneficiaries. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the occurrence, or failure or certain events to occur, the potential that the expected benefits and opportunities of the acquisition, if completed, may not be realised or may take longer to realise than expected; challenges inherent in the development of ammonia facilities, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine or the Middle East) on economic activity and ammonia, hydrogen and oil and gas supply and demand, cost estimates, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. Except as required by law, Woodside expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise. Woodside has not and does not intend to independently verify third-party data contained in this announcement or used in the estimates and assumptions necessary to the matters discussed in this announcement.

Climate strategy and emissions data

All greenhouse gas emissions data in this announcement are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.

Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated.

For more information on Woodside’s climate strategy and performance, including further details regarding Woodside’s targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside’s Climate Transition Action Plan 2023 and Progress Report (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change.

The glossary and footnotes in the presentation titled “Woodside to acquire OCI’s Clean Ammonia Project” provide clarification regarding the use of terms such as “lower carbon” and “lower carbon ammonia” in this announcement. A full glossary of terms used in connection with Woodside’s climate strategy is contained in the CTAP.

Additionally, the developments of environmental and climate change-related issues in this announcement are based on various frameworks and the interests of various stakeholders that are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

Woodside’s Scope 3 investment target is to invest $5 billion in new energy products and lower carbon services by 2030. It includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside’s net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans.

Woodside’s Scope 3 emissions abatement target is to take FID on new energy products and lower carbon services by 2030, with total abatement capacity of 5 Mtpa CO2-e. It includes binding and non-binding opportunities in the portfolio, subject to commercial arrangements, commercial feasibility, regulatory and joint venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance.

Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and joint venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. It potentially includes both organic and inorganic investment. For further information on Woodside’s Scope 3 targets refer to pages 7 and 34 of the CTAP.

WOODSIDE TO ACQUIRE OCI’S CLEAN AMMONIA PROJECT 5 August 2024 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions Information into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or • All information included in this presentation, including any forward-looking statements, reflects Woodside’s possession of this document in or from any such jurisdiction. views held as at the date of this presentation and, except as required by applicable law, neither Woodside, Forward-looking statements its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, or undertakes to, or assumes any obligation to, provide any • This presentation contains forward-looking statements with respect to Woodside’s business and operations, additional information or update or revise any information or forward-looking statements in this market conditions, results of operations and financial condition, including, for example, but not limited to presentation after the date of this presentation, either to make them conform to actual results or as a result Woodside's proposed acquisition of OCI Clean Ammonia Holding B.V., the development, completion and of new information, future events, changes in Woodside’s expectations or otherwise. execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production • This presentation may contain industry, market and competitive position data that is based on industry capacity and investments in, and development of, renewables projects, expectations and guidance with publications and studies conducted by third parties as well as Woodside’s internal estimates and research. respect to production, investment expenditure, and expectations regarding the achievement of Woodside’s While Woodside believes that each of these publications and third party studies is reliable and has been net equity Scope 1 and 2 greenhouse gas emissions targets and scope 3 investment and abatement targets. prepared by a reputable source, Woodside has not independently verified the market and industry data All statements, other than statements of historical or present facts, are forward-looking statements and obtained from these third party sources and cannot guarantee the accuracy or completeness of such data. generally may be identified by the use of forward-looking words such as ‘pathway’, ‘guidance’, ‘foresee’, Accordingly, undue reliance should not be placed on any of the industry, market and competitive position ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, data contained in this presentation. ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward- respective Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in looking statements. connection with, any responsibility for, or make any representation or warranty (express or implied) as to, • Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions future events or performance, but are in the nature of future expectations that are based on management’s expressed in this presentation or the reasonableness of any underlying assumptions. current expectations and assumptions. Those statements and any assumptions on which they are based are No offer or advice subject to change without notice and are subject to inherent known and unknown risks, uncertainties, • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to assumptions and other factors, many of which are beyond the control of Woodside, its related bodies sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside corporate and their respective beneficiaries. Important factors that could cause actual results to differ shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or materially from those in the forward-looking statements include, but are not limited to, the occurrence, or any other person) in any jurisdiction. failure or certain events to occur, the potential that the expected benefits and opportunities of the acquisition, if completed, may not be realised or may take longer to realise than expected; challenges • This presentation has been prepared without reference to the investment objectives, financial and taxation inherent in the development of ammonia facilities, fluctuations in commodity prices, actual demand for situation or particular needs of any Woodside shareholder or any other person. The information contained Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas in this presentation does not constitute, and should not be taken as, financial product or investment advice. commercialisation, development progress, operating results, engineering estimates, reserve and resource Woodside encourages you to seek independent legal, financial, taxation and other professional advice estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, before making any investment decision. legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial • This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to markets conditions in various countries and regions, political risks, project delay or advancement, regulatory any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine or presentation and the information contained herein may not be taken or transmitted, in, into or from and the Middle East) on economic activity and ammonia, hydrogen and oil and gas supply and demand, cost may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, estimates, and the effect of future regulatory or legislative actions on Woodside or the industries in which it publication or distribution would be unlawful. The release, presentation, publication or distribution of this operates, including potential changes to tax laws, and the impact of general economic conditions, presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets. 2

Disclaimer, important notes and assumptions (continued)

Forward-looking statements (continued)

- A more detailed summary of the key risks relating to Woodside and its business can be found in the "Risk" section of Woodside's most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation.
- Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.
- Except as required by law, Woodside expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise. Woodside has not and does not intend to independently verify third-party data contained in this announcement or used in the estimates and assumptions necessary to the matters discussed in this announcement.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.
- Woodside "greenhouse gas" or "emissions" information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated.
- For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside's Climate Transition Action Plan and 2023 Progress Report (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as "lower carbon" under Woodside's climate strategy. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP.
- Additionally, the developments of environmental and climate change-related issues in this presentation are based on various frameworks and the interests of various stakeholders that are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Non-IFRS Financial Measures

- Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside's performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include Gearing, Free cash flow and Capital expenditure. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside's Annual Report for the period ended 31 December 2023.
- Woodside's management uses these measures to monitor Woodside's financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business.
- Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside's industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3

Woodside Energy

Acquiring one of the world's first lower carbon ammonia projects

1.1 Mtpa project under construction; with cost, schedule and performance guarantees, targeting production of first ammonia from 2025 and lower carbon ammonia from 2026[1,2,3,4]

Exceeds Woodside's capital allocation framework targets for new energy projects; Phase 1 is >10% IRR, <10-year payback period[5]

Free cash flow accretive from 2026; **earning per share accretive** from 2027[5]

World-class ammonia capability; positioned to target growing lower carbon ammonia market

Capacity to abate 3.2 Mtpa CO_2–e of customer emissions in Phases 1 and 2, with less than 0.1 Mtpa Scope 1 and 2 emissions[1,6,7]

Providing energy

Creating and returning value

Conducting our business sustainably

1. Woodside will market ammonia volumes into the global ammonia market, which in 2023 represented ~200 Mtpa.
2. The supply of carbon abated hydrogen is dependent on ExxonMobil's CCS facility becoming operational.
3. See glossary for key definitions including lower carbon and lower carbon ammonia.
4. With limited exceptions, such as changes requested by Woodside, OCI will expend the resources necessary to complete the project ensuring that it meets the agreed performance standards prior to hand over. OCI will also be responsible for limited financial payments to Woodside if the project is delayed beyond September 2025.
5. Forecast IRR and payback period assume Woodside equity of 100% and include the acquisition price. IRR and the payback period are a look forward from July 2024. Lower carbon ammonia price assumes an uplift to Woodside's internal unabated ammonia cost assumption. In 2025 the uplift is \$0/t increasing to ~\$120/t in 2034 (real terms 2024) aligned with the phase in of the CBAM. Payback period is calculated from undiscounted cash flows from RFSU.
6. Scope 3 emissions abatement capacity of 1.6 Mtpa CO_2-e assumes supply of carbon abated hydrogen and CCS operational. Woodside has made the assumption to estimate the avoided emissions through the displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case. Please refer to the Glossary starting on page 22 and the section on Scope 3 targets starting on page 34 of the CTAP for further information on the definition and calculation of Scope 3 targets.
7. Scope 1 and 2 emissions of less than 0.1 Mtpa represent Woodside's gross equity Scope 1 and 2 emissions from the project and are comprised of the on-site electricity requirements for ammonia production.

4

Woodside Energy

Building platform to thrive through the energy transition

Transaction overview

- All-cash acquisition of OCI Clean Ammonia Project[8] for ~$2,350 million
- OCI will manage construction through to completion
- Purchase price is inclusive of capital expenditure to completion and startup of Phase 1
- Acquisition includes cost, schedule and facility performance guarantees from OCI[4]
- 80% of purchase price due at closing; 20% due at provisional acceptance of facility

Scope

- Phase 1, under construction, designed for 1.1 Mtpa ammonia production. It includes pre-investment for Phase 2 (pre-FID, additional 1.1 Mtpa capacity)
- Includes ammonia synthesis facility, supporting infrastructure, utilities and storage tanks
- Includes established agreements for temporary and permanent feedstocks and terminal services
- Transfer of experienced personnel with start-up, operational, maintenance and technical capabilities

Conditions and timing

- Subject to satisfaction of customary conditions precedent including OCI N.V. shareholder approval
- Transaction expected to complete in H2 2024
- Phase 1 targeting RFSU in 2025
- Phase 2 targeting FID readiness from 2026

8. Acquisition of the entire issued share capital of OCI Clean Ammonia Holding B.V. which holds through its subsidiary 100% of the Project.

5
Woodside Energy

Advantaged project utilising a proven design Located on Texas Gulf Coast in an established energy precinct with immediate access to domestic and export LA markets Driftwood LNG TX OCI Clean Ammonia Project Capital efficient model leveraging close-proximity to third party hydrogen and nitrogen feedstocks Driftwood LNG Site II Feedstock agreement in place for hydrogen from natural 2 gas paired with CCS OCI is a proven developer with a track record of constructing eight ammonia plants and operating 11 plants since 2008 Phase 1 design replicated from previous plants 6

Capital light structure with locked-in supplier agreements

Third party feedstock[2,9]


Linde
Air
Air separation unit
Nitrogen
Hydrogen
Oxygen
Natural gas
~95 MMBtu/d
per Phase
Topsoe licenced auto thermal reformers
>95% CO_2 captured
Carbon capture and storage
ExxonMobil

Acquisition scope[10]

Lower carbon ammonia

Dock/vessel loading

Phase 1

1.1 Mtpa ammonia synthesis

- 2x 50,000 tonne ammonia storage tanks
- Dock facilities designed for VLGC/VLAC vessels
- Pre-investment in infrastructure (~US$200 million) to enable Phase 2 train

Phase 2[11]

1.1 Mtpa ammonia synthesis (subject to FID)

- Additional 50,000 tonne ammonia storage tank
- Expected capital expenditure range of US$1.2 -1.4 billion

9. Linde is expected to produce nitrogen and carbon abated hydrogen from natural gas paired with CCS and sell to Woodside's ammonia facility. Linde is responsible for CCS with ExxonMobil.
10. Woodside is expected to buy nitrogen and lower carbon hydrogen feedstock and manufacture lower carbon ammonia for domestic use and export.
11. Phase 2 nitrogen and carbon abated hydrogen feedstock to be competitively bid in the future.

7

Woodside Energy

Project 70% complete with expansion optionality Phase 1 to be completed by OCI and includes cost, 4 schedule and facility performance guarantees Significant Phase 1 progress: § Engineering: 99% complete § Procurement: 84% complete (includes 100% of long lead items) § All major mechanical equipment delivered and installation underway/completed Phase 1 includes scope to accommodate Phase 2: § Feedstock connections for H2, N2, natural gas power OCI Clean Ammonia site, July 2024 § Common facilities (e.g. piperack, utilities, control room) 8

Project schedule 2024 2025 2026 Future 2 Phase 1 (1.1 Mtpa) Construction Ammonia production Lower carbon ammonia production Woodside Acquisition Project completion 80% due (closing) and handover targeted for 2025 20% due H and N supply 2 2 Construction H and N supply 2 2 Linde Feedstock Agreement H and N supply 2 2 H and N supply 2 2 Multiple suppliers 2 Carbon storage Expected start up range Dedicated CCS ExxonMobil Target FID readiness Phase 2 (1.1 Mtpa) 2,12 Lower carbon ammonia production from 2026 Woodside, subject to FID 9 Project schedule as illustrated is indicative only. 12. Phase 2 is expected to be lower carbon ammonia from RFSU, assuming ExxonMobil’s CCS facility is operational.

Attractive combination of world-class capability Woodside track record OCI track record Combined capability ~7 Mtpa gross ammonia capacity Strong overlap between customers for 35 years of LNG operations LNG and lower carbon ammonia 16 years of safe and reliable ammonia World-class reliability production and eight ammonia plants Combination of complementary 13 built globally expertise to deliver and operate the Proven track record in integrated project safely and reliably shipping, operations, marketing and Industry leader in developing, trading activities producing and marketing decarbonised Positioned to establish preferred ammonia and methane provider status in growing market 10 13. OCI has built eight ammonia plants since 1997 and has been producing ammonia/operating across 11 ammonia plants and four continents since 2008.

Global ammonia demand expected to double by 2050 14 Global ammonia demand (million tonnes per annum) 500 Existing global market of ~200 Mtpa traded on a blend of spot and medium-term contracts 100% Hydrogen carrier 400 Marine fuel Lower carbon ammonia expected to exceed 250 Mtpa by Power 2050, comprising nearly two-thirds of total ammonia demand 75% % of lower- 300 carbon ammonia (RHS) Carbon policy development expected to play a key role in lower carbon ammonia demand growth 50% 200 Traditional Lower carbon ammonia expected to support decarbonisation of traditional end-uses and supply new areas such as power, 25% 100 marine fuel, and as a hydrogen carrier 0 0% 2023 2026 2029 2032 2035 2038 2041 2044 2047 2050 11 14. Wood Mackenzie Global Ammonia Strategic Planning Outlook 2024, published 31 May 2024. Traditional demand includes fertilizer, metals and mining, major chemicals and other industrial.

Positioned to take advantage of carbon pricing schemes 15 CBAM carbon cost in 2029 and 2034 at $100/t CO price ($/tonne) 2 2029 2034 (100% CBAM Phase-in) (22.5% CBAM Phase-in) 250 200 Ability to price Increasing carbon costs expected to drive demand for lower relative to 150 unabated ammonia carbon ammonia 100 50 EU is currently setting the global market with advanced 0 pricing schemes of ETS and CBAM OCI Clean Unabated OCI Clean Unabated Ammonia Project Ammonia Ammonia Project Ammonia OCI Clean Ammonia Project product is well positioned to 16 EU CBAM phase-in capture increasing value from the CBAM methodology 100% CBAM phase in 80% Similar carbon cost schemes being developed in Asia 60% 40% 20% 0% 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 15. The calculation assumes 22.5% CBAM phase-in in 2029 and 100% CBAM phase in in 2034 and an ETS price of $100/t CO . Lower carbon ammonia assumes emissions of 2.3 tCO -e/t NH and lower-carbon ammonia assumes emissions of 0.8 tCO -e/t 2 2 3 2 NH . Wood Mackenzie ETS Forecast $101/t CO in 2026 and $159/t CO in 2034 (RT 2024). 3 2 2 12 16. Regulation (EU) 2023/956 of the European Parliament and of the Council, 10 May 2023.

Project exceeds Woodside’s capital allocation targets 17 Increasing ammonia price forecasts ($/ tonne) 1,000 S&P lower carbon Argus lower carbon 800 Wood Mackenzie lower Phase 1 expected to deliver IRR above 10%, with payback carbon 600 2 under 10 years Argus unabated 400 200 High confidence in project cost through transaction terms 0 2025 2028 2031 2034 2037 2040 Locked-in supplier agreement structure with Linde includes price benefits from carbon sequestration credits 5 Project IRR (%) Phase 2 expected to have improved returns leveraging common infrastructure 10 0 Phase 1 Phase 1 & 2 17. 2024 real terms. S&P Quarterly Outlook May 2024 – Ammonia Price Forecast CFR NW Europe, assuming no cyclicity but with carbon costs. Argus Quarterly Data May 2024 – CO Adjusted CFR Northwest Europe. Wood Mackenzie Lens Hydrogen, Ammonia & 2 13 Methanol June 2024 - Blue Ammonia CFR NWE. Argus Quarterly Data May 2024 – Ammonia CFR Northwest Europe.

Balance sheet well positioned with strong liquidity Capital management framework Capacity to fund, H1 2024 liquidity of $8.5 billion and gearing of ~13% Special dividends Safe, Dividend Strong reliable policy Investment Share buy-backs Phase 1 expected to be free cash flow accretive and low balance (minimum expenditure 50% payout sheet cost from 2026 ratio) operations Future investment Excess cash Earnings per share accretive from 2027 No change to dividend policy Investment Maintain dividend based on NPAT Targeting 10-20% grade credit excluding non-recurring items, gearing through rating targeting 50-80% payout ratio the cycle Continued capacity to pay strong dividends 14

Material contribution to Woodside's Scope 3 targets[2,6]

Phase 1 has capacity to contribute up to 1.6 Mtpa CO_2-e towards Scope 3 emissions abatement capacity target

<0.1 Mtpa CO_2-e impact to Woodside's gross equity Scope 1 and 2 emissions[19]

Reduction in Woodside's overall portfolio life cycle (Scope 1, 2 and 3) intensity[2]

Scope 3 emissions abatement target

Emissions abatement target to take FID on new energy products and lower carbon services by 2030, with total abatement capacity of 5 Mtpa CO_2-e[18]



MtCO2-e
5
4
3
2
1
0
Phase 2
Subject to FID
Phase 1
Project
Abatement target

Scope 3 investment target

Investment target to invest $5 billion in new energy products and lower carbon services by 2030[18,20]



Billion
5
4
3
2
1
0
Phase 2
Subject to FID
Phase 1
Project
Investment target

18. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Includes binding and non-binding opportunities in the portfolio. Individual investment decisions are subject to Woodside's investment targets. Potentially includes both organic and inorganic investment. Not guidance.
19. Emissions will be mitigated following the establishment of a virtual power purchase agreement (VPPA), target Dec 2025. A VPPA is a financial contract between the renewable generation asset company ("Seller") and a buyer ("Buyer"). The Buyer does not receive any physical electricity from the project but receives the financial equivalent of the value of the electricity and the Renewable Energy Credits generated by the renewable asset.
20. Includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside's net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans.

15

Woodside Energy

Compelling investment proposition in a decarbonising world

1	**Investment attractiveness**	Expected >10% IRR and <10-year payback period, exceeding capital allocation framework targets
2	**Cashflow scenario analysis**	Project is forecasted to be free cash flow accretive on a cumulative basis under IEA NZE, APS, and STEPS scenarios[21] throughout the life of the project
3	**Demand resilience**	Lower carbon ammonia demand is forecast to grow through the energy transition First-mover advantage for lower carbon ammonia in a growing market where unabated ammonia will be subject to higher lifecycle costs due to forthcoming carbon pricing mechanisms
4	**Climate related risks and opportunities**	Risk assessment undertaken covering climate-related issues such as regulatory, policy and legal factors conducted, identifying material risks and associated mitigations such as the dependency on upstream CCS and associated permits to achieve lower carbon ammonia
5	**Emissions profile** Scope 1 and 2	Woodside's gross equity Scope 1 and 2 annual emissions are expected to increase by less than 0.1 Mtpa CO_2-e which will be mitigated following the establishment of a virtual power purchase agreement[19]
6	**Emissions profile** Scope 1, 2 and 3	Phase 1 has capacity to contribute up to 1.6 Mtpa CO_2-e[6,] towards Woodside's Scope 3 emissions abatement target, as well as contribute to Woodside's Scope 3 investment target of $5 billion[22] Woodside's portfolio lifecycle (Scope 1, 2 and 3) emissions intensity is expected to decrease with the addition of lower carbon ammonia[23,24] The opportunity is expected to increase Woodside's upstream Scope 3 emissions by ~0.6 Mt CO_2-e per annum[25]

21. Modelled impact of climate scenarios on potential project average annual free cash flow. Based on data from IEA, 2023. "World Energy Outlook 2023" as modified by Woodside analysis. IEA, 2023. "World Energy Outlook 2023." All rights reserved. https://iea.blob.core.windows.net/assets/42b23c45-78bc-4482-b0f9-eb826ae2da3d/WorldEnergyOutlook2023.pdf
22. Refer to Slide 15 which outlines Woodside's Scope 3 emissions abatement target and Scope 3 investment target.
23. Emissions intensity is calculated based on net equity Scope 1 and 2 greenhouse gas emissions as well as equity Scope 3 (use of sold product, purchased goods and services) and Woodside's equity production. Metric excludes emissions and production related to traded hydrocarbons.
24. Woodside's lifecycle (Scope 1, 2 and 3) emissions intensity will increase prior to ExxonMobil's CCS facility becoming operational.
25. Woodside's equity Scope 3 emissions will increase by ~2.3 Mt CO_2-e per annum under selected upstream emissions from GHG Protocol Categories 1 (purchased goods and services) prior to ExxonMobil's CCS facility becoming operational. Of the 0.6 Mtpa Scope 3 emissions remaining after CCS application, most are from the production and transportation of natural gas upstream of hydrogen production.

16

Woodside Energy

Acquiring one of the world’s first lower carbon ammonia projects Providing 1.1 Mtpa project under construction; with cost, schedule and performance guarantees, 1,2,3,4 energy targeting production of first ammonia from 2025 and lower carbon ammonia from 2026 Exceeds Woodside’s capital allocation framework targets for new energy projects; 5 Phase 1 is >10% IRR, <10-year payback period Creating and returning value 5 Free cash flow accretive from 2026; earning per share accretive from 2027 World-class ammonia capability; positioned to target growing lower carbon ammonia market Conducting our business sustainably Capacity to abate 3.2 Mtpa CO –e of customer emissions in Phases 1 and 2, with less 2 1,6,7 than 0.1 Mtpa Scope 1 and 2 emissions 17

Q&A

APPENDIX

Key equipment arrived on site and installation progressed Syngas Auxiliary Ammonia Start-up compressor boiler converter heater Delivered in May 2024 and Delivered in March 2024 and Delivered in May 2024 and Delivered in May 2024 and installed on site installed on site installed on site installed on site Manufacturer: Larsen & Manufacturer: Mitsubishi Manufacturer: KT – Kinetics Manufacturer: Lointek Technology SPA Toubro Ltd, KBR Heavy Industries, Ltd. 20

Our strategy is to thrive through the energy transition Thrive through the energy transition Goals which drive our strategic direction through a high-quality portfolio, geographically advantaged to meet Providing energy 2 growing LNG demand Creating and through disciplined capital management OPTIMISE VALUE returning value AND SHAREHOLDER RETURNS through contribution to Conducting our environment and communities business sustainably 1. For Woodside, a lower carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim. 21 2. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023.

Disciplined capital allocation framework

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions: hydrogen, ammonia, CCUS[1]
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[2]	IRR > 12% Payback within 7 years[2]		IRR > 10% Payback within 10 years[2]
EMISSIONS REDUCTIONS	30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[3]			

26. Payback refers to RFSU + X years.
27. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the CTAP for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.

22

Woodside Energy

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
Abate/abatement	Avoidance, reduction or removal of an amount of carbon dioxide or equivalent
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Bcf	Billion cubic feet
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
CBAM	Carbon border adjustment mechanism
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis[28]
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[29]
ETS	Emissions trading scheme
FID	Final investment decision
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)[28]

Gross greenhouse gas emissions	Also referred to as 'absolute' emissions, gross emissions are emissions before any eligible units and certificates have been accounted for[30]
H_2	Hydrogen
IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org
IRR	Internal rate of return
JV	Joint venture
Liquidity	Cash and undrawn facilities
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon ammonia	Lower carbon ammonia is characterized here by the use of hydrogen with emissions abated by carbon, capture, and storage (CCS), with an expected ammonia lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 0.8 tCO_2/tNH_3 (based on contracted intensity threshold with Linde) relative to unabated ammonia with a lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 2.3 tCO_2/tNH_3 (Hydrogen Europe, 2023)
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy
Lower carbon energy provider	Woodside uses this term to describe its aspiration to develop a lower carbon portfolio
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon power	Lower carbon power comes from processes or technologies that produce electricity with a lower greenhouse gas emissions intensity relative to electricity produced from a higher emissions intensity source
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
N_2	Nitrogen
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets

28. IFRS Foundation, 2021. "Climate Related Disclosures Prototype", Appendix A. https://www.ifrs.org/content/dam/ifrs/groups/trwg/trwg-climate-related-disclosures-prototype.pdf The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain a updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition. Definition as per the Australian Clean Energy Regulator https://www.cleanenergyregulator.gov.au/Infohub/Markets/cert-report/cert-report-2023/cert-2023-glossary.
29. World Resources Institute and World Business Council for Sustainable Development, 2004. "GHG Protocol: a corporate accounting and reporting standard" https://www.wbcsd.org/Programs/Climate-and-Energy/Climate/Resources/A-corporate-reporting-and-accounting-standard-revised-edition
30. Australian Clean Energy Regulator, 2023. "Corporate Emissions Reduction Transparency report 2023" https://www.cleanenergyregulator.gov.au/Infohub/Markets/cert-report/cert-report-2023/cert-2023-glossary

23

Glossary

Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[31]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Operating cash flow	Cash flow from operating activities
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
PRRT	Petroleum resource rent tax
Reserves replacement	Reserves replacement is the extent to which the year's production has been replaced by reserves added to our reserve base. This includes changes resulting from extensions and discoveries, transfers, revisions to previous estimates, and acquisitions and divestments
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[29]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[29]
Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 for further information on the Scope 3 emissions categories reported by Woodside[29]
Short-, medium and long-term	This report refers to ranges of time as follows: short-term means from now until 2025; medium-term means 2026-2035; long-term means 2036 and beyond. Woodside also refers to "near-term" and "medium-term" in the specific context of its net equity Scope 1 and 2 greenhouse gas emissions reduction targets. In this context, near-term refers to the 2025 as a point in time, and medium term refers to 2030 as a point in time, being the years to which the targets relate
Starting base	For its net equity Scope 1 and 2 emissions targets, Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets
Sustainability (including sustainable and sustainably)	References to sustainability (including sustainable and sustainably) are used with reference to Woodside's Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside's aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact and striving for a lower carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms 'sustainability', 'sustainable' and 'sustainably' is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes.
Target	Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
TCFD	Taskforce on Climate-related Financial Disclosures. For more information see www.fsb-tcfd.org/about
TTF	Title transfer facility
USD	United States dollar
VLAC	Very large ammonia carrier
VLGC	Very large gas carrier
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries
YTD	Year to date

31. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.

24 Woodside Energy

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com